FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
September 2, 2010

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number: 333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

WIMM-BILL-DANN FOODS OJSC DELIVERS STRONG REVENUE AND VOLUME

GROWTH ACROSS ALL BUSINESS SEGMENTS

IN FIRST HALF OF 2010

Moscow, Russia — September 2, 2010 — Wimm-Bill-Dann Foods OJSC [NYSE: WBD] today announced its financial results for the second quarter and six months ended June 30, 2010.

Highlights for the second quarter and first six months of 2010

•                  Group revenue increased 17.1% year-on-year to US$1,255.1 million in the first half of 2010, and 15.3% year-on-year to US$639.8 million in the second quarter of 2010, driven primarily by healthy volume growth in all business segments

•                  Group gross profit increased to US$375.8 million in the first six months of 2010 from US$363.4 million in the same period last year, and to US$203.7 million in the second quarter of 2010 from US$195.3 million in the second quarter of 2009

•                  Group gross margin declined 400 basis points year-on-year to 29.9% as a result of continued pressure of raw milk costs in the first six months of 2010

•                  Group gross margin increased consecutively to 31.8%  in the second quarter of 2010 from 28.0% in the first quarter of 2010

•                  EBITDA(1) increased to US$159.7 million in the first six months of 2010 from US$158.3 million in the same period of 2009, and to US$86.2 million in the second quarter of 2010 from US$85.2 million in the second quarter of 2009

•                  Net income increased 7.1% year-on-year to US$69.5 million in the first half of 2010

“Our performance continues to be strong, with significant improvements in market share across our dairy, beverages, and baby food segments, as demand restores back to levels we have not seen since before the global economic crisis,” said Tony Maher, Wimm-Bill-Dann’s Chief Executive Officer. “However, we continue to face the challenges in raw milk procurement, which adversely impacted our gross margins in the dairy segment in the second quarter. Despite some temporary input difficulties, we are favorably positioned across our segments to achieve our objective of expanding profitability through efficiency gains and a greater share in high value categories.

“Group revenue improved 17.1% to US$1,225.1 million in the first six months driven by volume growth in our dairy, beverages and baby food segments and favorable pricing across all segments. Group revenue in rubles increased 6.6% versus the same period a year ago,” concluded Mr. Maher.

(1)  Note: See Attachment A for definitions of EBITDA and EBITDA margin and reconciliations to net income.

Key Financial Indicators for the first half and 2Q 2010 vs. 2009

	1H 2010	1H 2009	Change	2Q 2010	2Q 2009	Change
	US$ ‘mln	US$ ‘mln		US$ ‘mln	US$ ‘mln

Sales	1,255.1	1,071.5	17.1%	639.8	554.6	15.3%
Dairy	861.6	746.7	15.4%	427.1	377.4	13.1%
Beverages	239.7	209.9	14.2%	131.3	115.8	13.4%
Baby Food	153.8	114.9	33.9%	81.4	61.4	32.6%
Gross profit	375.8	363.4	3.4%	203.7	195.3	4.3%
Gross margin, %	29.9%	33.9%	(400 bp )	31.8%	35.2%	(340 bp )
Selling and distribution expenses	(199.9)	(184.5)	8.3%	(108.3)	(100.1)	8.1%
General and administrative expenses	(63.5)	(63.8)	(0.4)%	(34.1)	(34.3)	(0.7)%
Operating income	105.8	111.8	(5.4)%	58.5	61.4	(4.8)%
Financial expenses, net	(12.1)	(25.8)	(53.1)%	(10.1)	7.9	(227.5)%
Net income	69.5	64.9	7.1%	35.9	52.3	(31.5)%
EBITDA	159.7	158.3	0.9%	86.2	85.2	1.2%
EBITDA margin, %	12.7%	14.8%	(210 bp )	13.5%	15.4%	(190 bp )
CAPEX excluding acquisitions	65.4	45.9	42.5%	39.6	29.5	34.2%

Dairy

Sales in the Dairy Segment increased 15.4% to US$861.6 million in the first half of 2010 from US$746.7 million in the first half of 2009. Sales growth was driven primarily by strong volumes and positive exchange rate effect. The average dollar selling price increased 10.8% to US$1.19 per 1 kg in the first half of 2010 from US$1.07 per 1 kg in the first half of 2009, driven mainly by pricing and the exchange rate effect. Our raw milk purchasing price increased 34.3% year-on-year in US dollar terms. Gross margin in the Dairy Segment declined to 23.0% in the first half of 2010 from 30.3% in the same period last year. However, gross margin improved sequentially to 25.1% in the second quarter of 2010 from 21.1% in the first quarter of 2010.

Beverages

Sales increased 14.2% to US$239.7 million in the first half of 2010 compared to US$209.9 million in the first half of 2009. Positive sales dynamics were driven primarily by solid volume growth and positive exchange rate effect. The average dollar selling price increased 1.5% to US$0.76 per liter in the first half of 2010 from US$0.74 per liter in the first half of 2009. Gross margin in Beverages increased to 43.4% in the first six months of 2010 from 38.8% in the same period last year due to lower input costs and a change in mix. Gross margin in Beverages increased to 44.2% in the second quarter of 2010 from 40.4% in the second quarter of 2009.

Baby Food

Sales in the Baby Food Segment increased 33.9% to US$153.8 million in the first six months of 2010 from US$114.9 million in the same period last year driven mainly by continued strong volume growth. The average dollar selling price increased 11.3% to US$1.92 per kg in the first six months of 2010 from US$1.72 per kg in the first six months of 2009. Gross margin in the Baby Food Segment decreased to 47.6% in the first six months of 2010 from 48.6% in the first six months of 2009 due to slight changes in mix.

Key Cost Elements

In the first six months of 2010, selling and distribution expenses increased 8.3% to US$199.9 million from US$184.5 in the same period last year. At the same time as a percentage of sales, selling and distribution expenses decreased to 15.9% in the first half of 2010 from 17.2% in the first half of 2009. General and administrative expenses stood almost flat year-on-year at US$63.5 million in the first half of 2010. General and administrative expenses, as a percentage of sales, decreased to 5.1% in the first six months of 2010 from 6.0% in the same period last year.

Operating profit decreased 5.4% year-on-year to US$105.8 million in the first half of 2010.  EBITDA increased to US$159.7 million in the first six months of 2010 from US$158.3 million in the same period of 2009, and to US$86.2 million in the second quarter 2010 from US$85.2 million in the second quarter of 2009. EBITDA margin declined to 12.7% in the first half of 2010 compared to 14.8% in the same period last year. At the same time, sequentially in the second quarter of 2010, EBITDA margin improved to 13.5% from 11.9% in the first quarter of 2010.

In the first six months of 2010, financial expenses decreased 53.1% to US$12.1 million compared to US$25.8 million in the same period of 2009. This was mainly due to currency remeasurement gain which amounted to US$4.0 million in the first six months of 2010 compared to currency remeasurement loss of US$11.1 million in the first half of 2009.

Our effective tax rate increased to 24.9% in the first six months of 2010 from 24.1% in the same period of 2009.

In the first half of 2010, net income increased 7.1% year-on-year to US$69.5 million.

Attachment A

Reconciliation of EBITDA and EBITDA margin to US GAAP Net Income

EBITDA is a non-U.S. GAAP financial measure. The following table presents reconciliation of EBITDA to net income (and EBITDA margin to net income as a percentage of sales), the most directly comparable U.S. GAAP financial measure.

	6 months ended		6 months ended
	June 30, 2010		June 30, 2009
	US$ ‘mln	% of sales	US$ ‘mln	% of sales

Net income	69.5	5.5%	64.9	6.1%
Add: Depreciation and amortization	53.9	4.3%	46.5	4.3%
Add: Income tax expense	23.3	1.9%	20.7	1.9%
Add: Interest expense	16.6	1.3%	15.1	1.4%
Less: Interest income	(1.6)	(0.1)%	(3.0)	(0.3)%
Less: Currency remeasurement losses (gains), net	(4.0)	(0.3)%	11.1	1.0%
Add: Bank charges	1.0	0.1%	1.6	0.2%
Add: Noncontrolling interests	0.8	—	0.3	—
Add: Other	0.2	—	1.1	0.2%

EBITDA	159.7	12.7%	158.3	14.8%

EBITDA represents net income before interest, income taxes and depreciation and amortization, adjusted for interest income, currency remeasurement gains, bank charges and other financial expenses and minority interest. EBITDA margin is EBITDA expressed as a percentage of sales.

We present EBITDA because we consider it an important supplemental measure of our operating performance.  In particular, we believe EBITDA provides useful information to securities analysts, investors and other interested parties because it is used in the “debt to EBITDA” debt incurrence financial measurement in certain of our financing arrangements.

EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as substitute for analysis of our operating results as reported under U.S. GAAP.  Moreover, other companies in our industry may calculate EBITDA differently or may use it for different purposes than we do, limiting its usefulness as a comparative measure.

EBITDA also should not be considered as an alternative to cash flow from operating activities or as a measure of our liquidity.  In particular, EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business.

Wimm-Bill-Dann Foods OJSC

Condensed Consolidated Balance Sheets

(Amounts in thousands of U.S. dollars)

	June 30,	December 31,
	2010	2009
	(unaudited)	(audited)
Assets
Current assets:
Cash and cash equivalents	$156,201	$248,521
Trade receivables, net	164,466	112,083
Inventory, net	230,437	191,334
Taxes receivable	28,248	32,304
Advances paid	25,636	22,678
Deferred tax asset	13,186	15,159
Other current assets	18,608	19,381
Total current assets	636,782	641,460

Non-current assets:
Property, plant and equipment, net	693,083	699,996
Intangible assets, net	42,000	38,688
Goodwill	102,421	105,643
Deferred tax asset — non-current portion	1,900	1,415
Other non-current assets	98	1,602
Total non-current assets	839,502	847,344
Total assets	$1,476,284	$1,488,804

Wimm-Bill-Dann Foods OJSC

Condensed Consolidated Balance Sheets

(continued)

(Amounts in thousands of U.S. dollars, except share data)

	June 30,	December 31,
	2010 (unaudited)	2009 (audited)
Liabilities and equity
Current liabilities:
Trade accounts payable	$141,421	$135,825
Advances received	6,877	10,762
Short-term loans	6,072	4,521
Long-term loans, current portion	258,084	22,308
Long-term notes payable, curent portion	180,059	185,835
Taxes payable	8,039	13,667
Accrued liabilities	74,328	54,969
Other payables	35,597	28,249
Total current liabilities	710,477	456,136

Long-term liabilities:
Long-term loans	31,402	285,998
Other long-term payables	24,172	21,215
Deferred taxes — long-term portion	24,000	22,179
Total long-term liabilities	79,574	329,392
Total liabilities	790,051	785,528

Equity
Shareholders’ equity:
Common stock: 44,000,000 shares authorized and issued with a par value of 20 Russian rubles; 41,360,522 shares outstanding as of June 30, 2010 and 41,846,022 shares outstanding as of December 31, 2009	29,908	29,908
Share premium account	163,676	163,781
Treasury stock, at cost	(77,611)	(54,802)
Accumulated other comprehensive loss:
Currency translation adjustment	(53,863)	(32,167)
Retained earnings	615,138	587,160
Equity attributable to shareholders of WBD Foods	677,248	693,880

Equity attributable to noncontrolling interests	8,985	9,396

Total equity	686,233	703,276

Total liabilities and equity	$1,476,284	$1,488,804

Wimm-Bill-Dann Foods OJSC

Condensed Consolidated Statements of Income

(unaudited)

(Amounts in thousands of U.S. dollars, except share data)

	Six months ended June 30,
	2010	2009

Sales	$1,255,052	$1,071,458

Cost of sales	(879,278)	(708,089)

Gross profit	375,774	363,369

Selling and distribution expenses	(199,916)	(184,536)
General and administrative expenses	(63,511)	(63,796)
Other operating expenses, net	(6,530)	(3,227)

Operating income	105,817	111,810

Financial income and expenses, net	(12,110)	(25,844)
Income before provision for income taxes	93,707	85,966

Provision for income taxes	(23,339)	(20,679)

Consolidated net income	$70,368	$65,287

Net income attributable to noncontrolling interest	(835)	(350)

Net income attributable to WBD Foods shareholders	$69,533	$64,937

Net income per common share attributable to WBD Foods shareholders - basic and diluted	$1.68	$1.50

Weighted average number of common shares outstanding, basic and diluted	41,479,525	43,205,597

Wimm-Bill-Dann Foods OJSC

Condensed Consolidated Statements of Cash Flows

(unaudited)

(Amounts in thousands of U.S. dollars)

	Six months ended June 30,
	2010	2009

Cash flows from operating activities:
Consolidated net income	$70,368	$65,287
Adjustments to reconcile consolidated net income to net cash provided by operating activities	69,043	58,295
Changes in operating assets and liabilities	(78,238)	56,668
Net cash provided by operating activities	61,173	180,250

Cash flows from investing activities:
Cash paid for property, plant and equipment and intangible assets	(67,642)	(49,886)
Proceeds from disposal of property, plant and equipment	1,665	1,293
Other investing activities	348	715
Net cash used in investing activities	(65,629)	(47,878)

Cash flows from financing activities:
Cash paid for acquisition of noncontrolling interests	(367)	(1,320)
Proceeds from bonds and notes payable, net of debt issuance costs	—	96,945
Short-term loans and notes, net	1,752	(185,570)
Repayment of long-term loans and notes	(17,526)	(27,447)
Proceeds from long-term loans, net of debt issuance costs	112	254
Repayment of long-term payables	(4,124)	(5,543)
Dividends paid	(39,506)	—
Cash paid for treasury stock acquisition	(22,809)	(27,609)
Net cash provided by (used in) financing activities	(82,468)	(150,290)

Impact of exchange rate differences on cash and cash equivalents	(5,396)	(33,035)
Net decrease in cash and cash equivalents	(92,320)	(50,953)
Cash and cash equivalents, at beginning of period	248,521	277,252
Cash and cash equivalents, at the end of period	$156,201	$226,299

- Ends -

For further enquiries contact:

Marina Kagan Wimm-Bill-Dann Foods OJSC Solyanka, 13, Moscow 109028 Russia Tel: +7 495 925 5805 Fax: +7 495 925 5800 e-mail: kagan@wbd.ru	Natalya Belyavskaya Wimm-Bill-Dann Foods OJSC Solyanka, 13, Moscow 109028 Russia Phone: +7 495 925 5805 Fax: +7 495 925 5800 e-mail: belyavskayand@wbd.ru

Some of the information contained in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Wimm-Bill-Dann Foods OJSC, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to conform them to actual results. We refer you to the documents Wimm-Bill-Dann Foods OJSC files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, and risks associated with our competitive environment, acquisition strategy, ability to develop new products or maintain market share, brand and company image, operating in Russia, volatility of stock price, financial risk management, and future growth.

NOTES TO EDITORS

Wimm-Bill-Dann Foods OJSC was founded in 1992 and is the largest manufacturer of dairy products and a leading producer of juices and beverages in Russia and the CIS. The company produces dairy products (main brands include: Domik v Derevne, Chudo, Imunele, Bio Max and more), juices (J7, Lubimy Sad, 100% Gold), Essentuki mineral water and Rodniki Rossii natural water, Zdraivery kids’ brand and Agusha baby food.

The company has 37 manufacturing facilities in Russia, Ukraine, Kyrgyzstan, Uzbekistan and Georgia with over 16,000 employees. In 2005, Wimm-Bill-Dann became the first Russian dairy producer to receive approval from the European Commission to export its products into the European Union.

In 2010, Standard & Poor’s Governance Services confirmed on WBD its governance, accountability, management, metrics, and analysis (GAMMA) score “GAMMA- 7+”. The score reflects the effective work of the Board of Directors and, in particular, the real influence of independent directors in the decision-making process and the adherence of the controlling shareholders to the highest standards of corporate governance.

governance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

	By:	/s/ Dmitry V. Ivanov
	Name:	Dmitry V. Ivanov
	Title:	CFO
Wimm-Bill-Dann Foods OJSC
Date: September 2, 2010